

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Michael Panosian
Chief Executive Officer
Toughbuilt Industries, Inc
8669 Research Drive
Irivine, CA 92618

   Re: Toughbuilt Industries, Inc
     Registration Statement on Form S-1
     Filed on December 13, 2023
     File No. 333-276008

Dear Michael Panosian:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sarah Sidwell at 202-551-4733 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Philip Magri